                                                                     Exhibit 3.6

                           CERTIFICATE OF AMENDMENT OF
              AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
                        MACE SECURITY INTERNATIONAL, INC.

     MACE SECURITY INTERNATIONAL, INC., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation") DOES HEREBY CERTIFY THAT:

     FIRST:  The name of the Corporation is "Mace Security International, Inc."

     SECOND: The Amended and Restated Certificate of Incorporation was filed by the Secretary of State on December 28, 1999.

     THIRD: The Amended and Restated Certificate of Incorporation is hereby amended to effect a one-for-two reverse stock split of the issued and outstanding Common Stock.

     FOURTH: To accomplish the foregoing amendment, a new paragraph to Article
             FOURTH of the Amended and Restated Certificate of Incorporation shall be added as follows and as paragraph 4(c) thereunder:

     "As of December 17, 2002 at 12:01 AM Eastern Standard Time (the "Effective Date"), each two (2) shares of Common Stock of the corporation issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically be reclassified and continued, without any action on the part of the holder thereof, as one share of Common Stock (the "Reverse Split"). The Corporation shall not issue fractional shares on account of the Reverse Split. Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formally representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the decimal remainder resulting from dividing the total number of shares of Old Common Stock held by two (2), which remainder is then multiplied by two (2), and (ii) the average of the closing price per share of the Old Common Stock on the ten (10) trading days immediately preceding the date that is five (5) days prior to the Effective Date or, if no such sale takes place on such days, the closing price per share on the next prior day on which a sale took place, in each case as reported in the Wall Street Journal. No interest shall be payable on the Cash-in-Lieu Amount."

     FIFTH: The foregoing amendment was adopted by the directors and stockholders of the Corporation at duly called meetings of the board and stockholders, respectively, in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by a duly authorized officer of the Corporation this 16th day of December, 2002.

                                      Mace Security International, Inc.

                                      /s/ Robert M. Kramer

                                      Robert M. Kramer
                                      Secretary, Executive Vice President